Exhibit 99.1

Pan American Silver announces release date for unaudited 2012 first quarter results

VANCOUVER, April 25, 2012 /CNW/ - Pan American Silver Corp. (PAAS: NASDAQ; PAA: TSX) today announced that it will release its unaudited 2012 first quarter results on Tuesday, May 15, 2012 after market closes.  A conference call and live audio webcast to discuss the results will be held on Wednesday, May 16 at 11:00 am ET (8:00 am PT).

Q1 2012 Results Conference Call and Webcast Information

Date:	Wednesday, May 16, 2012
Time:	11:00 am Eastern Time - 8:00 am Pacific Time

Conference Call Dial-In Numbers:
	North America toll number:	647-427-7450
	Conference ID#:	75517541

Audio Webcast
	A live audio webcast can be accessed at:
	http://www.newswire.ca/en/webcast/detail/960829/1030033

Conference Call Replay Numbers
	Dial:	416-849-0833
	Replay Password:	75517541
Playback available for seven days following the call

About Pan American Silver

Pan American Silver's mission is to be the world's largest and lowest cost primary silver mining company by increasing its low cost silver production and silver reserves.  The Company currently has eight silver mining operations in Mexico, Peru, Argentina and Bolivia.  Pan American is also the owner of the Navidad silver project in the province of Chubut, Argentina.

%CIK: 0000771992

For further information:

Information Contact
Kettina Cordero
Manager, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com

CO: Pan American Silver Corp.

CNW 14:39e 25-APR-12